SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the securities Exchange Act of 1934


                          Gerrity Oil & Gas Corporation
      ___________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
       ___________________________________________________________________
                         (Title of Class of Securities)

                                    374230100
       ___________________________________________________________________
                                 (CUSIP Number)

        Krista L. Ward                  and copy to:
        Stark Investments               George J. Mazin
        10556 N. Port Washington Road   Lowenstein, Sandler, Kohl,
        Mequon, WI 53092                    Fisher & Boylan
        Tel. (414) 241-1810             65 Livingston Avenue
        Fax: (414) 241-1888             Roseland, NJ 07068-1791
                                        Tel: 201-992-8700
                                        Fax: 201-992-5820
       ___________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and communications)

                                 April 17, 1996
       ___________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

1.   Name of reporting persons:     Michael A. Roth
                                    Brian J. Stark
                                    (filing as joint filers pursuant to Rule
                                    13(d)1(f)(1))
2.   Check appropriate box if a member of a group: N/A
3.   SEC use only
4.   Source of Funds: WC
5.   Check box if disclosure... N/A
6.   Citizenship: Wisconsin
7.   Sole Voting Power: N/A
8.   Shared Voting Power: 732,571 shares   FN 1,2
9.   Sole Dispositive Power: N/A
10.  Shared Dispositive Power: 732,571 shares   FN 1,2
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 732,571
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:. N/A
13.  Percent of class represented: 5.3%
14.  Type of reporting person: IN

1 Includes 424,791 Shares owned by Reliant Trading, 192,309 Shares owned by Shepherd Trading Limited, and 115,471 shares owned by Staro Partners. See Item 2 and Item 5 for additional details.

2 Shares owned by the reporting person are presently limited to 563,950 Shares of the issuer's Convertible Preferred Stock, $1.50 Series ("Convertible Preferred"). The Convertible Preferred is not an "equity stock" within the meaning of 13d-1(d), but is convertible at anytime at the option of the holder into shares of the issuer's Common Stock.

Item 1: Security and Issuer:

This statement relates to the Common Stock of Gerrity Oil & Gas Corporation ("Shares")1 The issuer has principal executive office located at 4100 East Mississippi Avenue, Suite 1200 Denver, CO 80222.

1 Shares owned by the reporting person are presently limited to 563,950 Shares of the issuer's Convertible Preferred Stock, $1.50 Series ("Convertible Preferred"). The Convertible Preferred is not an "equity stock" within the meaning of 13d-1(d), but is convertible at anytime at the option of the holder into shares of the issuer's Common Stock.

Item 2: Identity and Background

Brian J. Stark ("Stark") and Michael A. Roth ("Roth") are the sole members of Staro Asset Management, L.L.C. ("SAM"), a Wisconsin limited liability company, which is the general partner of Stark Investments Limited Partnership ("SILP"), a Wisconsin limited partnership which, in turn, controls Reliant Trading ("RT") and Stark Trading ("ST"). SAM also acts as the investment manager of Shepherd Fund Limited and its subsidiary, Shepherd Trading Limited ("Shepherd"). Messrs. Stark and Roth also control Staro Partners ("Staro"). Accordingly, Stark and Roth have shared trading and voting discretion over the securities held by all of these entities.

1.
      a)       Name: Brian J. Stark
      b)       Residence or Business Address: 10556 North Port Washington Road
                                              Mequon, WI 53092
      c)       Occupation:      Investment Fund Manager
                                Staro Asset Management, L.L.C., Stark & Roth,
                                    Inc., Staro Partners
                                10556 N. Port Washington Rd.  Mequon, WI 53092
      d)       Convictions: none
      e)       Civil Proceedings: none
      f)       Citizenship: United States

2.
      a)       Name:    Michael A. Roth
      b)       Residence or Business Address: 10556 North Port Washington Road
                                              Mequon, WI 53092
      c)       Occupation:       Investment Fund Manager
                                 Staro Asset Management, L.L.C., Stark & Roth,
                                      Inc., Staro Partners
                                 10556 N. Port Washington Rd.  Mequon, WI 53092
      d)       Convictions: none
      e)       Civil Proceedings: none
      f)       Citizenship: United States


3.
      a)       Name: Staro Partners
      b)       State of Organization: Wisconsin
      c)       Principal Business: Securities Trading
      d)       Address of principal business: 10556 N. Port Washington Road
                                              Mequon, WI 53092
      e)       Address of Principal Office: same
      f)       Convictions: none
      g)       Civil proceedings: none

4.
      a)       Name: Reliant Trading
      b)       State of Organization: Wisconsin
      c)       Principal Business: Securities Trading
      d)       Address of principal business: 10556 N. Port Washington Road
                                              Mequon, WI 53092
      e)       Address of Principal Office: same
      f)       Convictions: none
      g)       Civil proceedings: none

5.
      a)       Name: Shepherd Trading Limited
      b)       State of Organization: British Virgin Islands
      c)       Principal Business: Securities Trading
               Address of principal business: Hemisphere Management Limited
                                              Hemisphere House
                                              9 Church Street
                                              Hamilton, Bermuda HM DX
      d)       Address of Principal Office: same
      e)       Convictions: none
      f)       Civil proceedings: none


Item 3: Source and Amount of Funds or Other Consideration

All funds used by RT to purchase Shares acquired by RT were obtained from the capital contributed by the limited partners of SILP and general margin financing to RT from brokers. The amount of funds used in making the purchases was $344,787. All funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $148,225.


Item 4: Purpose of Transaction

The acquisition of 36,632 Shares by RT, 15,718 Shares by Shepherd, and all other previous acquisitions are solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither Stark nor Roth have present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D


Item 5: Interest in Securities of the Issuer

Based upon the information contained in Gerrity's quarterly report on Form 10-Q for the quarterly period ending December 31, 1995, there were issued and outstanding 13,781,260 Shares. Messrs. Stark and Roth beneficially own 732,571 Shares or 5.3% of the Shares. 411,801 of such Shares are held by RT. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 411,801 Shares by virtue of their position as members of SAM, the managing partner of RT. 205,299 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 205,299 Shares by virtue of their position as investment manager of Shepherd Trading Limited. The remaining 115,471 Shares are held by Staro. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 115,471 Shares by virtue of their status as the partners of Staro.

The following table details the transactions by RT, Staro, and Shepherd Trading Limited in Shares of Gerrity during the past 60 days:

                    Date          Quantity       Price       Transaction Type
Reliant Trading     3/22/96       1,309          $12.48      Open Mkt. Purchase
                    4/15/96       1,559          $12.13      Open Mkt. Purchase
                    4/17/96       4,287          $12.05      Open Mkt. Purchase
                    4/17/96       25,980         $12.25      Open Mkt. Purchase
                    4/18/96       2,598          $12.25      Open Mkt. Purchase
                    4/22/96       3,767          $12.25      Open Mkt. Purchase
Staro Partners      2/21/96       649            $11.50      Open Mkt. Sale
                    3/22/96       1,400          $12.48      Open Mkt. Purchase
Shepherd            2/20/96       139            $11.50      Open Mkt. Sale
                    3/22/96       408            $12.48      Open Mkt. Purchase
                    4/17/96       12,990         $12.25      Open Mkt. Purchase
                    4/22/96       2,128          $12.25      Open Mkt. Purchase

No other entity controlled by Stark or Roth has traded in Gerrity shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  See Item 2.

Item 7: Material to be filed as exhibits.
                  Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated April 22, 1996

The undersigned hereby agree that the 13D with respect to Gerrity Oil & Gas Corporation, dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).

  /s/Brian J. Stark
- ------------------------------
Brian J. Stark

   /s/Michael A. Roth
- ------------------------------
Michael A. Roth

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

April 22, 1996

   /s/Brian J. Stark
- ------------------------------
Brian J. Stark

   /s/Michael A. Roth
- ------------------------------
Michael A. Roth

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).